SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

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                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)

            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT GAN 52522, ISRAEL
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F |X|              Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:
         Yes |_|                        No  |X|

      If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

       Registrant's telephone number, including area code: 972 3 575-2750
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                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Notice to Shareholders and Proxy Statement, which were sent by Fundtech Ltd. to its shareholders on or about November 29, 2004 in connection with the Annual Meeting of Shareholders to be held on December 21, 2004.


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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FUNDTECH LTD.

Date:    November 30, 2004              By: /s/ Yoram Bibring
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                                            Yoram Bibring
                                            Chief Financial Officer


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